May 6, 2009

VIA EDGAR

Ms. Jill S. Davis

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Re:

Questar Corporation

Form 10-K for Fiscal Year Ended December 31, 2008

Filed February 27, 2009

File No. 1-8796

Dear Ms. Davis:

On May 6, 2009, we filed, via EDGAR, the response of Questar Corporation (“Questar” or “the Company”) to your comment letter dated April 27, 2009, regarding our Form 10-K for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission on February 27, 2009.

We have set forth below each of the comments in bold font followed by our supplemental response to each comment.

Please contact me by telephone at (801) 324-5497, e-mail at steve.parks@questar.com, or facsimile at (801) 324-5483 with any questions or comments regarding this letter.  Thank you in advance for your prompt attention to this matter.

Very truly yours,

/s/S. E. Parks

S. E. Parks

Senior Vice President and

Chief Financial Officer

Questar Corporation

cc:

Kevin Stertzel, Division of Corporation Finance

Response to comment letter dated April 27, 2009:

Form 10-K for the Fiscal Year Ended December 31, 2008

Legal Proceedings

Environmental Claims, page 20

1.

We note your disclosure concerning your potential environmental claim. Your disclosure indicates that you have accrued an “appropriate liability” for this claim. Please refer to paragraph 9 of SFAS 5 and provide disclosure of the amount you have accrued. Additionally, use terms specifically defined in SFAS 5 when describing how you have accounted for a particular matter.

Response:

Paragraph 9 of SFAS 5 states “Disclosure of the nature of an accrual made pursuant to the provisions of paragraph 8, and in some circumstances the amount accrued, may be necessary for the financial statements not to be misleading” The amount of the accrual for the above referenced environmental claim is not material and the disclosure of the amount of the accrual is not necessary to make the financial statements not misleading. Management does not believe the likely potential outcomes of the referenced litigation will have a material adverse effect on the Company’s financial position, results of operations or cash flows. We plan to include the following discussion in Item 1 of Part II of our Form 10-Q to be filed for the first quarter ended March 31, 2009:

Environmental Claims

In United States of America v. Questar Gas Management Co., Civil No. 208CV167, filed on February 29, 2008, in Utah Federal District Court, the Environmental Protection Agency (EPA) alleges that Gas Management violated the federal Clean Air Act (CAA) and seeks substantial penalties and a permanent injunction involving the manner of operation of five compressor stations located in the Uinta Basin of eastern Utah. EPA further alleges that the facilities are located within the original boundaries of the former Uncompahgre Indian Reservation and are therefore within “Indian Country”. EPA asserts primary CAA jurisdiction over "Indian Country" where state CAA programs do not apply. EPA contends that the potential to emit, on a hypothetically uncontrolled basis, for Gas Management’s facilities render them “major sources” of emissions for criteria and hazardous air pollutants. Categorization of the facilities as “major sources” affects the particular regulatory program applicable to those facilities. EPA claims that Gas Management failed to obtain the necessary major source pre-construction or modification permits, and failed to comply with hazardous air-pollutant regulations for testing and reporting, among other things. Gas Management contends that its facilities have pollution controls installed that reduce their actual air emissions below major source thresholds, rendering them subject to different regulatory requirements. Gas Management intends to vigorously defend against the EPA’s claims, and believes that the major source permitting and regulatory requirements at issue can be legally avoided by applying Utah’s CAA program or EPA's prior practice for similar facilities elsewhere in Indian Country, among other defenses. Because of the complexities and uncertainties of this legal dispute, it is difficult to predict all reasonably possible outcomes; however, management believes the Company has accrued a reasonable loss contingency that is an immaterial amount, for the anticipated most likely outcome.

Financial Statements

Note 1 – Summary of Significant Accounting Policies

Gas and Oil Properties, page 50

2.

Please clarify the reserve base used to depreciate the costs of acquiring leaseholds. Your accounting policy disclosure indicates that you are using the estimated proved developed gas and oil reserves. We note elsewhere in your critical accounting policies that property acquisition costs are amortized based on proved reserves. Please refer to paragraph 30 of SFAS 19 and clarify your disclosure.

Response:

We confirm that Questar E&P amortizes costs of acquiring leaseholds on a unit of production method based on proved gas and oil reserves in accordance with paragraph 30 of SFAS 19. The paragraph captioned “Depreciation, depletion and amortization” found on page 50 of Questar’s 2008 Form 10-K states in part that “Capitalized proved leasehold costs are depleted on a field-by-field basis using the unit-of-production method and estimated proved gas and oil reserves.” Similarly, the third paragraph of the section captioned “Successful Efforts Accounting for Gas and Oil Operations” found on page 36 of our 2008 Form 10-K states in part “Capitalized proved-property-acquisition costs are amortized by field using the unit-of-production method based on proved reserves.”

To ensure consistency and clarity, we propose the following modification to our accounting policy disclosure in Note 1 – Summary of Significant Accounting Policies in future Form 10-K filings:

Gas and oil properties

Questar uses the successful efforts method to account for gas and oil properties. The costs of acquiring leaseholds, drilling development wells, drilling successful exploratory wells, purchasing related support equipment and facilities are capitalized. ~~and depreciated on a field basis using the unit-of-production method and the estimated proved developed gas and oil reserves.~~ Costs of geological and geophysical studies and other exploratory activities are expensed as incurred. Costs of production and general-corporate activities are expensed in the period incurred. A gain or loss is generally recognized only when an entire field is sold or abandoned, or if the unit-of-production depreciation, depletion and amortization rate would be significantly affected.

Note 16 – Supplemental Gas and Oil Information (Unaudited)

Costs Incurred, page 71

3.

Please explain why you have presented “Leaseholds” separately from other property acquisition costs. Please refer to paragraph 21 of SFAS 69 and modify your presentation as contemplated by the disclosure guidance.

Response:

Our separate presentation of “Leaseholds” under the property acquisition heading of the “Cost Incurred” table, page 72, resulted from our intent to allow readers to identify the unproved and proved components of the $727.8 million of “Reserve acquisitions” appearing in the “Investing Activities” table, page 34 of the 2008 Form 10-K. After reviewing our disclosure and the requirements of paragraph 21 of SFAS 69, we propose to modify our presentation of “Costs Incurred” in future Form 10-K filings to eliminate separate disclosure of “Leaseholds” and to disclose costs in conformity with the categories prescribed by paragraph 21 of SFAS 69.

In connection with the response to your comments, company management acknowledges that:

•

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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